UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of Golden Heaven Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on March 3, 2026 at 10:00 a.m., Beijing Time. In-person participants attended the EGM at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●

RESOLVED AS AN SPECIAL RESOLUTION, that subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganisation”).

Share Capital Reduction

a. the par value of each issued and outstanding Class A ordinary share of US$1.875 par value each and Class B ordinary share of US$1.875 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$1.87499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$1.875 par value each and Class B ordinary shares of US$1.875 par value each (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i. each authorised but unissued Class A ordinary share of US$1.875 par value each be subdivided into 187,500 Class A ordinary shares of US$0.00001 par value each; and

ii. each authorised but unissued Class B ordinary share of US$1.875 par value each be subdivided into 187,500 Class B ordinary shares of US$0.00001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e. immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.00001 par value each and unissued Class B ordinary shares of US$0.00001 par value each that will result in the Company having authorised share capital of US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each.

●	RESOLVED AS AN ORDINARY RESOLUTION, that subject to the Share Capital Reduction and Reorganisation being approved by shareholders and effected, the authorised share capital of the Company be increased from US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each to US$33,000 divided into: (i) 3,000,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 300,000,000 Class B ordinary shares of US$0.00001 par value each (the “Share Capital Increase”).

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Capital Reduction and Reorganisation and Share Capital Increase being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganisation and Share Capital Increase.

●	RESOLVED AS AN ORDINARY RESOLUTION, that:

1. subject to the Share Capital Reduction and the Share Capital Increase being effected and conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a. all of the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to two (2) years of the date of the Extraordinary General Meeting of the shareholders of the Company held on March 3, 2026 (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 10,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

c. any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

2. any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation.

●	RESOLVED AS AN ORDINARY RESOLUTION, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: March 3, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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